MERIDIAN WASTE SOLUTIONS, INC.

ONE GLENLAKE PARKWAY NE, SUITE 900

ATLANTA, GA 30328

February 13, 2018

Pamela A. Long

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed January 30, 2018
File No. 001-13984

Dear Ms. Long:

By letter dated February 12, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 Preliminary Information Statement on Schedule 14C filed on January 30, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note your response to comment 1 of our letter dated January 26, 2018 and reissue our comment. On page 2 you identify the Majority Stockholder as Mr. Cosman, who does not appear to own any Series D or Series E Preferred Stock. We note that Series D and Series Preferred Stock require the consent of the holders of at least 75% of the shares of their respective share class in order to make proposed amendments to the Series D and Series E Preferred Stock. It does not appear from your disclosure that the consent of the holders of at least 75% of the shares of Series D and Series E Preferred Stock was obtained. Please advise.

Response: The Company has received the required approval of the holders of the shares of Series D Preferred and Series E Preferred. The Company’s Amended Preliminary Information Statement on Schedule PRER14C (the “Amended 14C”) reflects receipt such approval, including, in particular, tables identifying the holders of Series D Preferred and Series E Preferred who delivered such consent.

2.	We note your response to comment 2 of our letter dated January 26, 2018, and reissue our comment. Please revise your information statement to discuss and describe all material changes that are being made to the Series D and Series E Preferred Stock. In addition, please include as an appendix a complete copy of your Certificate of Incorporation, as amended, marked to show the changes you propose to make. Please see Item 12 of Schedule 14A.

Response: The disclosure in the Amended 14C has been revised to reflect the specific changes to the designations of the Series D Preferred Stock and Series E Preferred Stock. The designations set forth in the Company’s Certificate of Incorporation for the Series D Preferred Stock and Series E Preferred Stock are included in Appendix 1, marked to show such changes.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Jeffrey Cosman

Jeffrey S. Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.

One Glenlake Parkway NE, Suite 900

Atlanta, GA 30328